SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2005

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





         RYANAIR ANNOUNCES THE PUBLICATION OF CIRCULAR TO SHAREHOLDERS ON THE PROPOSED ACQUISITION OF UP TO 140 BOEING 737-800 AIRCRAFT

Further to the announcement on 24 February 2005 of the conditional agreement entered into by Ryanair with Boeing to purchase up to 140 Boeing "Next Generation" Aircraft, the Board of Ryanair has today (Friday, 22nd April 2005) posted to shareholders a document providing detail on the proposed transaction including a Form of Proxy ("the Circular").

The Circular convenes an Extraordinary General Meeting ("EGM") of the Company to be held at Ryanair Corporate Head Office, Dublin Airport, Co. Dublin, Ireland at
9.30 a.m. on 12 May 2005 at which the resolution to approve completion of the Purchase will be considered and voted on.

Copies of the Circular have been submitted to the Irish Stock Exchange and to the UK Listing Authority for public inspection (see addresses below) and is available on our website at www.ryanair.com.

Company Announcements Office
Irish Stock Exchange
28 Anglesea Street
Dublin 2
Ireland
Tel: + 353 1 617 4200

Document Viewing Facility
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
United Kingdom
Tel: + 44 20 7676 1000

Ends.                                Friday, 22nd April 2005

For further information:
Jim Callaghan, Ryanair Holdings plc  Pauline McAlester Murray Consultants
Tel: + 353 1 8121212                 Tel: + 353 1 4980300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC

Date: 22 April 2005
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director